FOIA Confidential Treatment Request

 In the version of this letter filed on EDGAR, certain confidential information was omitted pursuant to a Rule 83 confidential treatment request, which information was provided to the Staff supplementally in unredacted format. Information subject to the request that was omitted in the EDGAR version of this letter has been identified by the mark “[*]” and in the version provided supplementally to the Staff, in bracketed, bold, highlighted, underline, italicized text.

August 25, 2025

Gus Rodriguez

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	PEDEVCO Corp
Form 10-K for the Fiscal Year ended December 31, 2024 Filed March 31, 2025 File No. 001-35922

Ladies and Gentlemen:

Set forth below are the responses of PEDEVCO Corp. (the “Company,” “PEDEVCO,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”).

For your convenience, we have prefaced each response by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the 2024 Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2024

Business

Production, Sales Price and Production Costs, page 20

Securities and Exchange Commission

August 25, 2025

1.

Please expand the presentation for the Chaveroo and the Wattenberg Fields to disclose production, by final product sold, of oil, gas, and other products, such as natural gas liquids to comply with Item 1204(a) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment. As of December 31, 2024, the Wattenberg Field in the Company’s D-J Basin Asset, and as of December 31, 2023 and 2022, the Chaveroo Field in the Company’s Permian Basin Asset and the Wattenberg Field in its D-J Basin Asset, are the fields that each comprise 15% or more of the Company’s total proved reserves. The applicable production volumes from these fields for the years ended December 31, 2024, 2023, and 2022, are represented in the table below:

	2024	2023	2022
Oil (Boe):
Chaveroo (Permian Asset Base)	-	157,413	211,310
Wattenberg (D-J Asset Base)	199,518	220,788	61,031
Natural Gas (Mcf):
Chaveroo (Permian Asset Base)	-	66,270	-
Wattenberg (D-J Asset Base)	445,650	354,570	125,196
NGL (Boe):
Chaveroo (Permian Asset Base)	-	-	-
Wattenberg (D-J Asset Base)	59,842	52,013	9,788
Total Production (Boe)(1):
Chaveroo (Permian Asset Base)	-	168,458	211,310
Wattenberg (D-J Asset Base)	333,635	331,896	91,685

(1)  Assumes 6 Mcf of natural gas equivalents to 1 barrel of oil.

Beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2025 (the “2025 Form 10-K”), the Company will include a table similar to the one shown above reporting production, by final product sold, for the applicable period presented.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-2)

Securities and Exchange Commission

August 25, 2025

Drilling Activity, page 21

2.

Please expand your disclosure to include your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion, and any other related activities of material importance as of December 31, 2024 to comply with Item 1206 of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment. As of December 31, 2024, the Company had no gross or net wells in the process of being drilled, completed or waiting on completion. Beginning with its 2025 Form 10-K, the Company will clarify by footnote to the table if and how many gross and net wells are in the process of being drilled, completed or waiting on completion, and include any other related activities of material importance.

Well Summary, page 21

3.

Please expand the disclosure of the number of total gross and net productive crude oil and natural gas wells in which you have a working interest to additionally include wells with royalty interests as of the end of the fiscal year to comply with Item 1208(a) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment. As of December 31, 2024, the Company had royalty interests in 33 gross (0.16 net) wells.  Beginning with its 2025 Form 10-K, the Company will indicate by footnote to its well summary table the total number of gross and net wells in which the Company owns a royalty interest as of the end of the applicable period presented.

Financial Statements

Note 4 - Restatement of Previously Issued Consolidated Financial Statements, page 95

4.

We note your disclosure indicating that on March 28, 2025, you concluded that an overstatement of depletion expense was material to your 2022 and 2023 financial statements and although it appears that you reached this conclusion subsequent to filing all three of your 2024 interim reports, you do not appear to have addressed the impact to those prior quarterly reports. We also note that your financial statements for the first quarter of 2024, as presented for comparative purposes in your interim report for the first quarter of 2025, do not appear to reflect the error correction.

Please tell us the effects of the depletion expense errors impacting each of your 2023 and 2024 interim periods and explain how you considered the requirements pertaining to error corrections impacting prior interim periods in FASB ASC 250-10-50-11.

RESPONSE:

In connection with the preparation of the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2024, the Company discovered an error in the calculation of depletion expense related to its oil and gas properties, and the error resulted in an overstatement of depreciation, depletion, amortization and accretion expense of approximately $1.4 million and $1.3 million for the years ended December 31, 2023 and 2022, respectively.  The error was primarily the result of not adequately adjusting its depletable reserve base by including the current year’s production in the calculation of depletion expense for the applicable periods. The errors did not impact total revenue, cash flow from operations, or cash balances for the fiscal years ended December 31, 2023 and 2022, respectively.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-3)

Securities and Exchange Commission

August 25, 2025

The Company restated its Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Shareholder's Equity and for Note 7 – Oil and Gas Properties, Note 13 – Earnings Per Common Share and Note 14 – Income Taxes, and as of and for the years ended December 31, 2023 and 2022, respectively. The restatement included adjustments to oil and gas properties, subject to amortization, net; depreciation, depletion, amortization and accretion; accumulated deficit; net income; and earnings per share.

The Company also analyzed the impact of the errors to the interim reviews for March 31, June 30, and September 30, 2024 and 2023, respectively, and the Company deemed the amounts were not significant to the interim financial statements. This was due to the fact that the calculation error was predominantly applicable for the annual financial statements when the new reserve report was available.

In order to assess the materiality of errors of the interim periods noted above, the Company applied SAB 99 guidance and the definition of materiality as: “the magnitude of an omission or misstatement in the financial statements that makes it probable that a reasonable person relying on those financial statements would have been influenced by the omitted information or made a different judgment if the correct information had been known.”

Materiality Analysis

The Company’s management considered the quantitative and qualitative factors outlined below to assess the materiality of the errors to the interim financial statements. This materiality assessment was conducted in connection with the preparation of the Company’s financial statements for the year ended 2024.

SAB 99 recognizes that qualitative considerations may suggest that quantitative misstatements in excess of traditional materiality benchmarks are not material. Accordingly, quantitative and qualitative factors should be viewed in combination in assessing materiality. As indicated by the SEC in SAB 99, “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” As such, management further analyzed the impact of the matter.

As further indicated by the SEC in SAB 99, management performed “a full analysis of all relevant considerations’ in assessing whether the changes would have been viewed by a reasonable investor as having significantly altered the ‘total mix’ of information made available.” The Company specifically considered the following quantitative and qualitative factors:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-4)

Securities and Exchange Commission

August 25, 2025

Quantitative Analysis

The Company’s management evaluation on the impact of the change uses the errors and omissions framework provided by the SEC Staff in SAB 99, with such analysis considering both quantitative and qualitative factors. Specific to the Company’s quantitative assessment, management first evaluated the prior periods’ misstatement against a quantitative threshold commonly used by companies and their auditors in their evaluation of whether items might be considered material to users of the financial statements. Specifically, the Company’s management compared the error revision to 10% of net income (15% - 20% for non-cash related items), and 5% of total assets based on historical experience as to what the Company’s Board of Directors (the “Board”) believes as material. The increase of materiality of non-cash items stems from the Company and industry having more emphasis on revenue, production, liquidity and free cash flows.

The impact of the correction of the misstatements is summarized below (in thousands):

	As of March 31, 2024
CORRECTED CONSOLIDATED BALANCE SHEET	As previously reported	Impact of Adjustment	As revised	%

Oil and gas properties, subject to amortization, net	$87,538	$(104)	$87,434	-0.12%
Total oil and gas properties, net	94,122	$(104)	94,018	-0.11%
Total assets	118,295	$(104)	118,191	-0.09%
Accumulated deficit	(125,704)	$(104)	(125,808)	0.08%
Total shareholders' equity	100,014	$(104)	99,910	-0.10%

	Three Months Ended March 31, 2024
CORRECTED CONSOLIDATED STATEMENTS OF OPERATIONS	As previously reported	Impact of Adjustment	As revised	%

Depreciation, depletion, amortization and accretion	$3,485	$104	$3,589	2.98%
Total operating expenses	7,511	104	7,615	1.38%
Operating (loss) income	617	(104)	513	-16.82%
Net Income	773	(104)	669	-13.42%
Loss per common share:
Basic	0.01	0.01	-	-
Diluted	0.01	0.01	-	-

	As of March 31, 2024
CORRECTED CONSOLIDATED STATEMENTS OF CASH FLOWS	As previously reported	Impact of Adjustment	As revised	%

Cash Flows From Operating Activities:
Net Income	$773	$(104)	$669	-13.42%
Depreciation, depletion and amortization	3,485	104	3,589	2.98%
Net cash used in operating activities	(4,295)	-	(4,295)	0.00%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-5)

Securities and Exchange Commission

August 25, 2025

	As of June 30, 2024
CORRECTED CONSOLIDATED BALANCE SHEET	As previously reported	Impact of Adjustment	As revised	%

Oil and gas properties, subject to amortization, net	$85,211	$(122)	$85,089	-0.14%
Total oil and gas properties, net	91,754	(122)	91,632	-0.13%
Total assets	110,987	(122)	110,865	-0.11%
Accumulated deficit	(123,023)	(122)	(123,145)	0.10%
Total shareholders' equity	103,157	(122)	103,035	-0.12%

	Three Months Ended June 30, 2024
CORRECTED CONSOLIDATED STATEMENTS OF OPERATIONS	As previously reported	Impact of Adjustment	As revised	%

Depreciation, depletion, amortization and accretion	$4,242	$122	$4,364	2.86%
Total operating expenses	9,173	122	9,295	1.32%
Operating (loss) income	2,638	(122)	2,516	-4.61%
Net Income	2,681	(122)	2,559	-4.53%
Loss per common share:
Basic	0.03	0.03	-	-
Diluted	0.03	0.03	-	-

	As of June 30, 2024
CORRECTED CONSOLIDATED STATEMENTS OF CASH FLOWS	As previously reported	Impact of Adjustment	As revised	%

Cash Flows From Operating Activities:
Net Income	$3,454	$(122)	$3,332	-3.52%
Depreciation, depletion and amortization	7,727	122	7,849	1.57%
Net cash used in operating activities	295	-	295	0.00%

	As of September 30, 2024
CORRECTED CONSOLIDATED BALANCE SHEET	As previously reported	Impact of Adjustment	As revised	%

Oil and gas properties, subject to amortization, net	$92,184	$(72)	$92,112	-0.08%
Total oil and gas properties, net	99,087	(72)	99,015	-0.07%
Total assets	114,309	(72)	114,237	-0.06%
Accumulated deficit	(120,108)	(72)	(120,180)	0.06%
Total shareholders' equity	106,536	(72)	106,464	-0.07%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-6)

Securities and Exchange Commission

August 25, 2025

	Three Months Ended September 30, 2024
CORRECTED CONSOLIDATED STATEMENTS OF OPERATIONS	As previously reported	Impact of Adjustment	As revised	%

Depreciation, depletion, amortization and accretion	$3,055	$72	$3,127	2.36%
Total operating expenses	6,954	72	7,026	1.04%
Operating (loss) income	2,831	(72)	2,759	-2.54%
Net Income	2,915	(72)	2,843	-2.47%
Loss per common share:
Basic	0.03	0.03	-	-
Diluted	0.03	0.03	-	-

	As of September 30, 2024
CORRECTED CONSOLIDATED STATEMENTS OF CASH FLOWS	As previously reported	Impact of Adjustment	As revised	%

Cash Flows From Operating Activities:
Ner Income	$6,369	$(72)	$6,297	-1.13%
Depreciation, depletion and amortization	10,782	72	10,854	0.67%
Net cash used in operating activities	8,547	-	8,547	0.00%

	As of March 31, 2023
CORRECTED CONSOLIDATED BALANCE SHEET	As previously reported	Impact of Adjustment	As revised	%

Oil and gas properties, subject to amortization, net	$82,692	$(38)	$82,654	-0.05%
Total oil and gas properties, net	84,192	(38)	84,154	-0.05%
Total assets	108,134	(38)	108,096	-0.04%
Accumulated deficit	(124,979)	(38)	(125,017)	0.03%
Total shareholders' equity	98,739	(38)	98,701	-0.04%

	Three Months Ended March 31, 2023
CORRECTED CONSOLIDATED STATEMENTS OF OPERATIONS	As previously reported	Impact of Adjustment	As revised	%

Depreciation, depletion, amortization and accretion	$2,581	$38	$2,619	1.47%
Total operating expenses	6,535	38	6,573	0.58%
Operating (loss) income	1,629	(38)	1,591	-2.33%
Net Income	1,762	(38)	1,724	-2.16%
Loss per common share:
Basic	0.02	0.02
Diluted	0.02	0.02

	As of March 31, 2023
CORRECTED CONSOLIDATED STATEMENTS OF CASH FLOWS	As previously reported	Impact of Adjustment	As revised	%

Cash Flows From Operating Activities:
Net Income	$1,762	$(38.00)	$1,724	-2.16%
Depreciation, depletion and amortization	2,581	38.00	2,619	1.47%
Net cash used in operating activities	1,782	-	1,782	0.00%

	As of June 30, 2023
CORRECTED CONSOLIDATED BALANCE SHEET	As previously reported	Impact of Adjustment	As revised	%

Oil and gas properties, subject to amortization, net	$82,349	$(34)	$82,315	-0.04%
Total oil and gas properties, net	87,319	(34)	87,285	-0.04%
Total assets	107,728	(34)	107,694	-0.03%
Accumulated deficit	(123,405)	(34)	(123,439)	0.03%
Total shareholders' equity	100,830	(34)	100,796	-0.03%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-7)

Securities and Exchange Commission

August 25, 2025

	Three Months Ended June 30, 2023
CORRECTED CONSOLIDATED STATEMENTS OF OPERATIONS	As previously reported	Impact of Adjustment	As revised	%

Depreciation, depletion, amortization and accretion	$2,898	$34	$2,932	1.17%
Total operating expenses	7,060	34	7,094	0.48%
Operating (loss) income	1,488	(34)	1,454	-2.28%
Net Income	1,574	(34)	1,540	-2.16%
Loss per common share:
Basic	0.02	0.02
Diluted	0.02	0.02

	As of June 30, 2023
CORRECTED CONSOLIDATED STATEMENTS OF CASH FLOWS	As previously reported	Impact of Adjustment	As revised	%

Cash Flows From Operating Activities:
Net Income	$3,336	$(34)	$3,302	-1.02%
Depreciation, depletion and amortization	5,479	34	5,513	0.62%
Net cash used in operating activities	8,374	-	8,374	0.00%

	As of September 30, 2023
CORRECTED CONSOLIDATED BALANCE SHEET	As previously reported	Impact of Adjustment	As revised	%

Oil and gas properties, subject to amortization, net	$81,606	$(34)	$81,572	-0.04%
Total oil and gas properties, net	87,586	(34)	87,552	-0.04%
Total assets	110,883	(34)	110,849	-0.03%
Accumulated deficit	(122,456)	(34)	(122,490)	0.03%
Total shareholders' equity	102,290	(34)	102,256	-0.03%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-8)

Securities and Exchange Commission

August 25, 2025

	Three Months Ended September 30, 2023
CORRECTED CONSOLIDATED STATEMENTS OF OPERATIONS	As previously reported	Impact of Adjustment	As revised	%

Depreciation, depletion, amortization and accretion	$2,932	$34	$2,966	1.16%
Total operating expenses	6,474	34	6,508	0.53%
Operating (loss) income	856	(34)	822	-3.97%
Net Income	949	(34)	915	-3.58%
Loss per common share:
Basic	0.01	0.01
Diluted	0.01	0.01

	As of September 30, 2023
CORRECTED CONSOLIDATED STATEMENTS OF CASH FLOWS	As previously reported	Impact of Adjustment	As revised	%

Cash Flows From Operating Activities:
Net Income	$4,285	$(34)	$4,251	-0.79%
Depreciation, depletion and amortization	8,411	34	8,445	0.40%
Net cash used in operating activities	11,425	-	11,425	0.00%

In analyzing the materiality of any errors to the following line items within the financial statements noted above: Accumulated Depletion; Depreciation, Amortization and Accretion Expense (“DD&A”); Earnings and EPS; Consolidated Statement of Cash Flows; and Consolidated Statements of Shareholders’ Equity, the Company determined that the effect of any errors was immaterial.

Qualitative Analysis

As further indicated by the SEC in SAB 99, the Company performed “a full analysis of all relevant considerations” in assessing whether the changes “would have been viewed by a reasonable investor as having significantly altered the ‘total mix’ of information made available”. The Company specifically considered the following:

•	The misstatements did not affect the Company’s compliance with regulatory requirements.

•	The misstatements did not change a loss into income or vice versa in the impacted periods.

•	The misstatements do not involve any concealment of an unlawful transaction or fraud.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-9)

Securities and Exchange Commission

August 25, 2025

•	There is no impact on management’s compensation in 2024 and 2023 as management’s compensation was not based on the achievement of any specific net income or other milestones.

•	The primary focus of the Company’s investors and financial analysts are on the quality of the Company’s oil and gas properties, and the Company’s revenue, production, cash flows, and EBITDA as presented in its financial statements – none of which metrics are affected by a change in depletion expense.

Materiality Determination and Management’s Method for Correction of Financial Reporting:

After considering the “total mix” of both quantitative and qualitative information available to users of the interim financial statements, in consultation with the Company’s Audit Committee of the Board, the Company concluded that any errors were not material to the impacted interim financial statements for the quarters ended March 31, June 30 and September 30, 2024 and 2023, respectively.

Note 14 - Income Taxes, page 108

5.

We note that the Other Adjustments amount of $9.3 million in your federal income tax reconciliation for 2024 exceeds your statutory income tax expense of $1.1 million and represents 184% of income before tax in 2024. Please expand your disclosure to describe the composition of this item to include identifying and quantifying any components that exceed five percent of the statutory amount.

RESPONSE:

The amounts reflected in Other Adjustments for both the current and prior period primarily relate to true-up adjustments to the Company’s deferred tax asset for net operating losses.  This is a presentational adjustment to reduce the portion of the net operating loss deferred tax asset that is significantly limited under Internal Revenue Code (“IRC”) Section 382 due to previous ownership changes incurred by the Company.

As of the period ending December 31, 2024, the Company determined that these net operating loss carryforwards would never be utilized based the mathematical limitation under IRC Section 382.  Therefore, the Company chose to remove the associated deferred tax asset on the IRC Section 382 net operating losses from the deferred tax footnote presentation.  Please note, that there is no impact to overall tax expense for this adjustment as the associated tax expense for this adjustment was offset with the change in the Company’s valuation allowance position. In future filings with the Commission, the Company will present the line item as “Deferred Tax Adjustment.”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-10)

Securities and Exchange Commission

August 25, 2025

Reserves, page 112

6.

Please modify your discussion of the changes in total proved reserves to more clearly align explanations and associated quantities to the corresponding line items in the reserves reconciliation. For example, discuss the net changes due to purchases in place separately from the net changes due to revisions of previous estimates.

Please ensure that your discussion covers the revisions for each period and identifies and quantifies the individual underlying factors having material affects. For example, this should include the affects of changes in commodity prices, costs, interests, well performance, improved recovery, unsuccessful and/or uneconomic proved undeveloped locations, or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Please refer to FASB ASC 932-235-50-5 and Instruction 1 to Item 302(b) of Regulation S-K if you require further clarification or guidance. Please submit the revisions that you proposed to address the aforementioned guidance, covering the significant changes due to revisions for both 2023 and 2024.

RESPONSE:

The Company acknowledges the Staff’s comment. Beginning with its 2025 Form 10-K, the Company will include further discussion of the changes in total proved reserves for the applicable periods presented as indicated below. In the following table, amounts previously shown as “Purchases in Place” have been corrected to “Extensions, discoveries and other additions.”

	Oil (MBbls)	Gas (MMcf)	NGL (MBbls)	Combined (MBoe)
Proved developed and undeveloped reserves:
December 31, 2022	11,611	16,379	1,796	16,137
Revisions of previous estimates	(2,011)	216	130	(1,845)
Revisions due to prices	(74)	(76)	(4)	(91)
Purchases in place	121	220	32	189
Extensions, discoveries and other additions	2,470	3,900	472	3,592
Sales in place	(384)	(323)	-	(438)
Production	(375)	(431)	(52)	(499)
December 31, 2023	11,358	19,885	2,374	17,046
Revisions of previous estimates	(2,755)	(2,433)	172	(2,989)
Revisions due to prices	(29)	(43)	(3)	(39)
Purchases in place	471	1,728	253	1,012
Extensions, discoveries and other additions	2,241	4,939	732	3,796
Sales in place	(54)	(154)	(19)	(99)
Production	(439)	(506)	(62)	(585)
December 31, 2024	10,793	23,416	3,447	18,142

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-11)

Securities and Exchange Commission

August 25, 2025

For the year ended December 31, 2023:

Revisions of previous estimates: Includes (i) revisions related to increase in leasehold and minerals and expected performance increase of 1,447 MBoe in the D-J Basin Asset based on offset well results, and a decrease of 3,311 MBoe related to removal of PUD locations in Chaveroo Field of our Permian Basin Asset that were moved outside of the five-year development plan, and (ii) upward revision of 19 MBoe due to improved well performance compared to previous estimates.

Revisions due to prices: Downward revision of 91 MBoe due to change in price from YE2022 to YE2023.

Purchases in place: Includes 189 MBoe of purchases of interest in a unit in DJ Basin.

Extensions, discoveries and other additions: Includes extensions of 3,592 MBoe related to the development of operated and non-operated sections in the D-J Basin (2,968 MBoe) and operated sections in Permian Basin (624 MBoe).

Sales in Place: Includes the 438 MBoe sale of our Milnesand assets in NM and reduction in working interest in a recently developed unit.

Production: Includes 499 MBoe of production from our NM and DJ-Basin assets.

For the year ended December 31, 2024:

Revisions of previous estimates: Includes (i) revisions of 2,841 Mboe related to an increase in leasehold and minerals and expected performance increase of 586 MBoe in the D-J Basin Asset based on offset well results, and a decrease of 3,427 MBoe related to removal of PUD locations in D-J Basin (1,970 Mboe) and Chaveroo Field of our Permian Basin Asset (1,457 MBoe) that were moved outside of the five-year development plan, and (ii) downward revision of 148 MBoe due to reduced well performance compared to previous estimates..

Revisions due to prices: Downward revision of 39 MBoe due to change in price from YE2023 to YE2024.

Purchases in place: Includes 1,012 MBoe of purchases of working interest and mineral interest across several units in DJ-Basin.

Extensions, discoveries and other additions: Includes extensions of 3,796 MBoe related to the development of operated and non-operated sections in the D-J Basin (3,256 MBoe) and operated sections in Permian Basin (540 MBoe).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-12)

Securities and Exchange Commission

August 25, 2025

Sales in Place: Includes 99 MBoe of sale of interests in certain non-operated wellbores in DJ-Basin.

Production: Includes 585 MBoe of production from our NM and DJ-Basin assets.

7.

Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type on page 112 to also include the net quantities at the beginning of the initial year shown in the reconciliation (i.e., December 31, 2022) to comply with FASB ASC 932-235-50-4.

RESPONSE:

The Company acknowledges the Staff’s comment. Set forth below is a revised table that includes net quantities at December 31, 2024, 2023 and 2022.

Proved Developed Producing Reserves	2024	2023	2022
Crude Oil (MBbls)	2,443	1,869	2,147
Natural Gas (Mmcf)	4,292	2,998	3,150
NGL (MBbls)	630	255	304
Oil Equivalents (MBoe)	3,788	2,624	2,976

Proved Developed Non-Producing Reserves
Crude Oil (MBbls)	13	702	146
Natural Gas (Mmcf)	44	1,229	214
NGL (MBbls)	7	144	38
Oil Equivalents (MBoe)	27	1,051	220

Proved Undeveloped Reserves
Crude Oil (MBbls)	8,337	8,787	9,319
Natural Gas (Mmcf)	19,079	15,659	13,016
NGL (MBbls)	2,809	1,975	1,454
Oil Equivalents (MBoe)	14,327	13,372	12,942

Proved Reserves
Crude Oil (MBbls)	10,793	11,358	11,612
Natural Gas (Mmcf)	23,415	19,886	16,380
NGL (MBbls)	3,446	2,374	1,796
Oil Equivalents (MBoe)	18,142	17,046	16,137

Beginning with its 2025 Form 10-K, the Company will include a table similar to the one shown above for the applicable period.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-13)

Securities and Exchange Commission

August 25, 2025

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Reserves, page 112

8.

Given that you disclose material additions to your proved reserves for the year ended December 31, 2024, a discussion of the technologies used to establish the appropriate level of certainty for the estimates of reserves should be provided to comply with Item 1202(a)(6) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment. To achieve reasonable certainty, our internal reserve engineer and Cawley, Gillespie and Associates (“Cawley”), our independent reserve engineers, employed technologies demonstrated to yield results with consistency and repeatability. The technologies used in the estimation of our proved reserves include, but are not limited to, preparing deep dive geologic understanding of the basins, analyzing oil in place, horizontal well targeting, offset well activity, statistical analysis and correlating well performance with the geology to hi-grade locations that maximize the future value from the field.

Beginning with its 2025 Form 10-K, the Company will include the above discussion of technologies used to established estimates of reserves.

Proved Undeveloped Reserves, page 113

9.

Please modify your reconciliations showing the changes in proved undeveloped reserves for 2023 and 2024 to separately present and quantify the types of changes that are presently reflected in the "Additions" line item, such as purchases of minerals in place, and extensions and discoveries, and expand your disclosure to include an explanation for each type of change to comply with Item 1203(b) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment. The following table separately presents and quantifies the types of changes that currently contained within the “additions” line item.

Proved undeveloped reserves, December 31, 2022	12,942
Transfers to proved developed	(809)
Extensions, discoveries and other additions	3,592
Revisions of prior estimates	(2,353)
Proved undeveloped reserves, December 31, 2023	13,372
Transfers to proved developed	--
Extensions, discoveries and other additions	3,796
Revisions of prior estimates	(2,841)
Proved undeveloped reserves, December 31, 2024	14,327

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-14)

Securities and Exchange Commission

August 25, 2025

For the year ended December 31, 2023, total proved undeveloped reserves increased by 430 MBoe to 13,372 MBoe, primarily related to the following:

•	Transfer of 809 MBoe from proved undeveloped reserves to proved developed reserves in the D-J Basin (561 MBoe) and Permian Basin Asset (248 MBoe) based on total capital expenditures during 2023;
•	Extensions of 3,592 MBoe related to the development of operated and non-operated sections in the D-J Basin (2,968 MBoe) and operated sections in the Permian Basin (624 MBoe); and
•	Revisions related to an increase in leasehold and minerals and an expected performance increase of 1,447 MBoe in the D-J Basin Asset based on offset well results, and a decrease of 3,311 MBoe related to removal of proved undeveloped locations in Chaveroo of Permian Basin Assets that were moved outside of the five-year development plan and a decrease of 489 Mboe primarily related to reduced working interest in a recently developed unit.

For the year ended December 31, 2024, total proved undeveloped reserves increased by 955 MBoe to 14,327 MBoe, primarily related to the following:

•	Extensions of 3,796 MBoe related to the development of operated and non-operated sections in the D-J Basin (3,256 MBoe) and operated sections in Permian Basin (540 MBoe); and
•	Revisions of 2,841 Mboe related to an increase in leasehold and minerals and an expected performance increase of 586 MBoe in the D-J Basin Asset based on offset well results, and a decrease of 3,427 MBoe related to removal of proved undeveloped locations in the D-J Basin (1,970 Mboe) and Chaveroo Field of our Permian Basin Asset (1457 MBoe) that were moved outside of the five-year development plan.

There were no transfers of proved undeveloped reserves to proved developed reserves in 2024.

Beginning with its 2025 Form 10-K, the Company will further expand the “additions” line item and corresponding discussion as indicated above.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-15)

Securities and Exchange Commission

August 25, 2025

10.

Based on the disclosures provided in your annual reports for the fiscal years ending December 31, 2024, 2023, 2022, 2021 and 2020, it appears that you converted approximately 0%, 6%, 7%, 5% and 0%, respectively, of the opening balance of proved undeveloped reserves during those periods. We also note that you reported material revisions to previously disclosed proved undeveloped reserves during each of those years, which you attribute to changes in your five-year development plans.

Tell us how you have taken into consideration your low historical conversion rates and the frequent and ongoing changes to your development plans in determining whether the additions and year-end proved undeveloped reserve estimates would satisfy the criteria for recognition in Rule 4-10(a)(31)(ii) of Regulation S-X, and the answer to Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules. Please explain to us how the characteristics of your development plans would compare to, or would need to change to align with, those of a development plan that arises from a final investment decision, in your view.

However, if you believe that you have fully adhered to the aforementioned criteria in disclosing estimates of proved undeveloped reserves, provide us with a description of your internal processes for establishing development plans, to include details of the processes, criteria applied, and individuals involved in (i) identifying and selecting locations for development; (ii) determining that plans or changes to plans would align with management objectives, and (iii) approving the plans.

Under these circumstances, also provide us with details of the development plans that you concluded would result in the conversion of the 14.3 MMBoe of proved undeveloped reserves (79% of your total proved reserves) reported as of December 31, 2024, within five years of your initial disclosure of such reserves.

Provide us with a schedule showing the particular locations and associated reserve quantities that comprise the total at the end of each of the last five fiscal years, reconciled between each period to show increases for both initial recognitions and recognitions following derecognitions, and decreases due to changes in plans, sales of interests, or conversions; include explanations of the circumstances under which any quantities that comprise a total were previously derecognized, and all relevant dates.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-16)

Securities and Exchange Commission

August 25, 2025

RESPONSE:

The Company acknowledges the Staff’s comment and believes it has fully adhered to Rule 4-10(a)(31)(ii) of Regulation S-X, and Question 131.04 in the Staff’s Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules. The Company has an internal process to ensure compliance with the foregoing rules and to record proved undeveloped reserves only after a final investment decision. The following section provides a description of the Company’s internal processes for establishing development plans, including details of the processes, criteria applied, and individuals involved in identifying and selecting locations for development; determining that plans or changes to plans would align with management objectives, and approving the plans.

o	At the end of each year, the Company develops a five-year capital expenditure and development plan based on the best available data at the time.

o

The Company understands that in order to claim proved undeveloped reserves, it must have more than a “mere intent to develop” and that proved undeveloped reserves must reflect a final investment decision.

o

As part of developing the capital expenditure and development plan, the Company analyzes various quantitative and qualitative factors, including, but not limited to the prior capital expenditure and development plan, the nature of the wells and well economics, anticipated drilling schedule, current and projected commodity prices, acreage position, proximity to infrastructure, lease terms, midstream requirements for anticipated throughput, the process involved in proving up reserves in undeveloped or new acreage, basin geology, oil in place, horizontal well targeting, offset well activity and correlating well performance with the geology to hi-grade locations that maximize the future value from the field. For units operated by others where the Company has a working and/or mineral interest, management works with the operator to determine the drilling schedule for the following year using the best available information for scheduling the remainder of the non-operated proved undeveloped locations.

o

The individuals involved in the development and review of the Company’s capital expenditure and development plan include its executive team (Dr. Simon G. Kukes, J. Douglas Schick, Paul Pinkston, Clark R. Moore and Jody D. Crook) and independent outside reserve engineering consultant Cawley, with input from the Company’s internal engineering and professional staff. Cawley reviews the technical merits, including financial, engineering, geological and geophysical aspects of all proved reserves in our development plan in connection with the preparation of its reserve report to ensure compliance with the Commission’s rules and regulations regarding proved undeveloped reserve bookings.

o	The Company’s Board annually reviews and approves the Company’s capital budget, a component of which is the Company’s capital expenditure and development plan.

o

After a capital expenditure and development plan has been adopted, the Company periodically makes adjustments to the approved capital expenditure development plan due to events or circumstances that have occurred subsequent to the time the plan was approved and the final investment decision made, including, but not limited to operating and drilling results; advances in technology; current and expected future commodity prices; service and supply costs; acquisition and divestiture activity; and current and projected financial condition and liquidity.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-17)

Securities and Exchange Commission

August 25, 2025

o

These changes do not alter that a final investment decision was made at the time the annual capital expenditure and development plan was finalized and proved undeveloped reserves were recorded, but rather reflects a continuous and dynamic analysis of resources and expenditures with the goal of maximizing shareholder value in an evolving operating environment.

o

Over the past five years, the Company’s development program has shifted from a largely operated program in New Mexico to a largely non-operated program in Colorado, which the Company believes further increases the likelihood of subsequent adjustments to approved capital expenditure and development plan due to non-operated operations.

o

For example, in 2024, the Company signed a partnership agreement with a large private equity backed operator in Colorado and deployed a large part of its capital into a unit where we previously did not have any working interest. The opportunity arose subsequent to establishment of reserves as of December 31, 2023. As a result of this subsequent information and entrance into the partnership agreement, the Company was not able to allocate capital for development of PUD units that it scheduled to be drilled and completed in 2024 and the Company delayed development of this unit to 2025 (still within five years of initial booking).

o	The Board is made aware of changes in the Company’s development plan.

We have included in response to Comment No. 11 details of our development plan as of December 31, 2024 that we concluded would result in the conversion of 14.3 MBoe of proved undeveloped reserves within five years. This development plan followed the same process as described above.

The following table indicates reserve quantities associated with proved undeveloped reserves for the last five fiscal years, along with a narrative discussion of the additions and removals between periods presented.

Proved undeveloped reserves, December 31, 2020	11,913
Transfers to proved developed	(597)
Extensions, discoveries and other additions	3,848
Revisions of prior estimates	(2,677)
Proved undeveloped reserves, December 31, 2021	12,487
Transfers to proved developed	(887)
Extensions, discoveries and other additions	3,619
Revisions of prior estimates	(2,276)
Proved undeveloped reserves, December 31, 2022	12,942
Transfers to proved developed	(809)
Extensions, discoveries and other additions	3,592
Revisions of prior estimates	(2,353)
Proved undeveloped reserves, December 31, 2023	13,372
Transfers to proved developed	--
Extensions, discoveries and other additions	3,796
Revisions of prior estimates	(2,841)
Proved undeveloped reserves, December 31, 2024	14,327

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-18)

Securities and Exchange Commission

August 25, 2025

For the year ended December 31, 2021, total proved undeveloped reserves increased by 574 MBoe to 12,487 MBoe, primarily related to the following:

•	Transfer of 597 MBoe from proved undeveloped reserves to proved developed reserves in Chaveroo field based on total capital expenditures during 2021;
•	Additions related to the development of operated (1,164 MBoe) and non-operated (2,684 MBoe) sections in the D-J Basin; and
•	Revisions related to expected performance decreases of 1,569 MBoe and removal of proved undeveloped locations in the Chaveroo and Milnesand fields of our Permian Basin Asset that were moved outside of the five-year development plan of 1,108 MBoe.

For the year ended December 31, 2022, total proved undeveloped reserves increased by 455 MBoe to 12,942 MBoe, primarily related to the following:

•	Transfer of 887 MBoe from proved undeveloped reserves to proved developed reserves in D-J Basin Asset based on total capital expenditures during 2022;
•	Additions related to the development of operated (3,341 MBoe) and non-operated (278 MBoe) sections in the D-J Basin; and
•	Revisions related to expected performance increase of 1,192 MBoe in the D-J Basin Asset based on offset well results and removal of proved undeveloped locations in D-J Basin Asset based on revised development activity of 334 MBoe, and removal of proved undeveloped reserves locations in the Chaveroo and Milnesand fields of our Permian Basin Asset that were moved outside of the five-year development plan of 3,134 MBoe.

For the year ended December 31, 2023, total proved undeveloped reserves increased by 430 MBoe to 13,372 MBoe, primarily related to the following:

•	Transfer of 809 MBoe from proved undeveloped reserves to proved developed reserves in D-J Basin (561 MBoe) and Permian Basin Asset (248 MBoe) based on total capital expenditures during 2023;
•	Additions of 3,592 MBoe related to the development of operated and non-operated sections in the D-J Basin (2,968 MBoe) and operated sections in Permian Basin (624 MBoe); and
•	Revisions related to an increase in leasehold and minerals and expected performance increase of 1,447 MBoe in the D-J Basin Asset based on offset well results, and decrease of 3,311 MBoe related to removal of proved undeveloped locations in Chaveroo of our Permian Basin Asset that were moved outside of the five-year development plan and decrease of 489 Mboe primarily related to reduced working interest in a recently developed unit.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-19)

Securities and Exchange Commission

August 25, 2025

For the year ended December 31, 2024, total proved undeveloped reserves increased by 955 MBoe to 14,327 MBoe, primarily related to the following:

•	Additions of 3,796 MBoe related to the development of operated and non-operated sections in the D-J Basin (3,256 MBoe) and operated sections in Permian Basin (540 MBoe); and
•	Revisions of 2,841 Mboe related to an increase in leasehold and minerals and expected performance increase of 586 MBoe in the D-J Basin Asset based on offset well results, and decrease of 3,427 MBoe related to removal of proved undeveloped locations in D-J Basin (1,970 Mboe) and Chaveroo of our Permian Basin Asset (1457 MBoe) that were moved outside of the five-year development plan.
•	There were no transfers of proved undeveloped reserves to proved developed reserves in 2024.

The following table presents the locations associated with the reserve quantities shown above for the last five fiscal years, along with a narrative discussion of the additions and removals between periods presented.

In the version of this letter filed on EDGAR, certain confidential information was omitted in the following paragraphs pursuant to a Rule 83 confidential treatment request, which information was provided to the Staff supplementally in unredacted format. Information subject to the request that was omitted in the EDGAR version of this letter has been identified by the mark “[*]” and in the version provided supplementally to the Staff, in bracketed, bold, highlighted, underline, italicized text. Requests one through 14 sequentially follow.

Gross PUD Locations
As of December 31, 2020	[*]
As of December 31, 2021	[*]
As of December 31, 2022	[*]
As of December 31, 2023	[*]
As of December 31, 2024	[*]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-20)

Securities and Exchange Commission

August 25, 2025

With respect to proved undeveloped locations, there were initial recognitions of [*], [*], [*], [*] and [*] gross locations for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, respectively (none of which locations were recognitions following prior derecognitions); and, [*], [*], [*], [*] removed gross locations due to changes in plans, sales of interests or conversions for the years ended December 31, 2021, 2022, 2023 and 2024, respectively. Associated net reserve quantities of 1,705 MBoe, 4,355 MBoe, 4,609 MBoe and 3,427 MBoe were removed due to changes in plans, sales of interests or conversions for the years ended December 31, 2021, 2022, 2023 and 2024, respectively.

11.

Please provide us with the development schedule relating to your proved undeveloped reserves as of December 31, 2024, including details that show for each future annual period, (1) the number of gross wells to be drilled, (2) the associated net quantities of reserves, (3) the estimated capital expenditures necessary to convert such reserves to developed reserves, and (4) any changes made or expected to be made in the schedule that would deviate from the definition in Rule 4-10(a)(31)(ii) of Regulation S-X.

RESPONSE:

In the version of this letter filed on EDGAR, certain confidential information was omitted in the following paragraphs pursuant to a Rule 83 confidential treatment request, which information was provided to the Staff supplementally in unredacted format. Information that was omitted in the EDGAR version has been noted in this letter with a placeholder identified by the mark “[*]” and in the version provided supplementally to the Staff, in bracketed, bold, underline, italicized text. Requests 15 through 23 sequentially follow.

As of December 31, 2024, the Company’s development schedule for its proved undeveloped reserves was [*], [*], [*], [*] and [*] gross wells in 2025, 2026, 2027, 2028 and 2029, respectively. 14.3 MMBoe of proved undeveloped reserves is associated with those wells. Our estimated future capital expenditures associated with converting the foregoing into developed reserves are approximately $30.6 million, $[*] million, $[*] million, $[*] million and $[*] million in 2025, 2026, 2027, 2028 and 2029, respectively.

As of the date of this response letter, our development schedule remains the same as indicated above, and there are no changes made or presently expected to be made that would cause any of the reserves associated with the foregoing development plan to deviate from the definition in Rule 4-10(a)(31)(ii) of Regulation S-X.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-21)

Securities and Exchange Commission

August 25, 2025

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 114

12.

Please expand the disclosures accompanying your presentation of the standardized measure to clarify whether your estimates of future cash flows take into account the estimated abandonment costs for your proved properties, to address the requirement in FASB ASC 932-235-50-36. However, if you have excluded abandonment costs associated with your proved developed or undeveloped locations from the standardized measure reported for either of the last two fiscal years, tell us the amounts excluded and explain to us your rationale.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company includes estimated abandonment costs in its estimated future development costs. Beginning with its 2025 Form 10-K, the Company will indicate that abandonment costs are included in future development costs, and separately disclose the estimated amount of future abandonment costs.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 116

13.

We understand from your disclosures in financial statement Notes 4 and 12 that you restated certain balances in the net deferred tax asset / deferred tax liability schedule to correct an error in conjunction with the restatement of depreciation, depletion, amortization and accretion.

You also disclosed there was a material weakness in the preparation of the tax provision in your risk factors on page 63 and in Management’s Report on Internal Control Over Financial Reporting, although it is unclear from your disclosure how the errors in the tax provision were identified.

Please expand your disclosures regarding the material weaknesses in your internal control over financial reporting to comply with Item 308(a)(3) of Regulation S-K.

For example, include details as to the nature and amount of the errors, the periods impacted, how and when the errors were identified, and your remediation plans.

RESPONSE:

The Company acknowledges the Staff’s comment. In addition to the material weakness in our internal control over financial reporting related to the review of our inputs to the depreciation, depletion, and amortization calculations, there was also a material weakness identified by our auditors during their review of our tax provision calculation provided by our outsourced tax provision preparer.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-22)

Securities and Exchange Commission

August 25, 2025

The material weakness was due to a lack of a reconciliation between the provision tax basis to the tax return, primarily related to the tax basis of the Company’s oil and gas properties, which created an unidentified historical return to provision adjustment in the previous year.  However, in the previous year, the impact was a footnote-only disclosure because there was a full valuation allowance compared to the release of the valuation allowance in the current year. This identified disclosure misstatement in the tax footnote for 2023 in the amount of $8.7 million affecting gross deferred tax assets ($1.9 million), gross deferred tax liabilities ($6.8 million), and valuation allowance ($8.7 million) was corrected with the restatement of 2023 footnote. There was no impact on net deferred tax balances.

We plan to implement a new control and procedure designed to address the identified material weakness in the preparation of the tax provision. In particular, the Company’s Chief Accounting Officer will ensure that reconciliation of the provision tax basis to the tax return is adequately performed prior to submission to our audit firm. The Company believes that this new control and procedure will remediate the material weaknesses in a future period. However, there is the potential that the Company’s already implemented efforts to remedy the material weakness will be ineffective and/or that additional material weaknesses could occur regardless of the remediation or additional controls implemented by the Company.

The Company will include the additional details as to the nature and amount of the errors, the periods impacted, how and when the errors were identified, and remediation plans when required by Item 308(a)(3) of Regulation S-K.

*          *          *          *          *

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-23)

Securities and Exchange Commission

August 25, 2025

If you have any questions concerning our response, please contact me at (713) 221-1768.

Very truly yours,

PEDEVCO CORP.

By:	/s/ Paul Pinkston
Paul Pinkston
Principal Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-24)

Securities and Exchange Commission

August 25, 2025

cc:	Gua Rodriquez (U.S. Securities and Exchange Commission)
John Cannarella (U.S. Securities and Exchange Commission)
John Hodgin (U.S. Securities and Exchange Commission)
Karl Hiller (U.S. Securities and Exchange Commission)
Doug Schick (PEDEVCO Corp.)
Clark Moore (PEDEVCO Corp.)
Arvind Krishna (PEDEVCO Corp.)
Audit Committee of PEDEVCO Corp. Julie Burkenstock (Weaver and Tidwell, L.L.P.)
Todd Brooker (Cawley, Gillespie & Associates)
Clint Smith (Jones Walker LLP)

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

PEDEVCO CORP

PURSUANT TO RULE 83

(PED-25)